Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 USA

Subject	Date
ING Life Insurance and Annuity Company Form 10-K	July 28, 2009
for the Fiscal Year Ended December 31, 2008 (file No. 033-23376)

Dear Mr. Rosenberg,

We are writing on behalf of ING Life Insurance and Annuity Company (the “Company”) in response to the comments contained in the June 30, 2009 letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”).

We appreciate the Staff’s careful review of our 2008 Form 10-K. We have attempted to carefully and thoroughly consider each of the Staff’s comments.

In this letter, references to “we”, “us”, and “our” refer to the Company and its consolidated subsidiaries. For your convenience, we have restated your comments in full and in bold type and have keyed all responses to the numbering of the comments in your letter and the headings used in your letter. All responses are designated with the letter “R” below the comment number.

Item 7. Management’s Narrative Analysis of the Results of Operations and Financial Condition

Critical Accounting Policies

Valuation of Investments and Other-Than-Temporary Impairments, page 30

1.	You state that you use “several commercial pricing services” to price a significant portion of your securities. Please revise your disclosure to clarify the following:
▪	The nature and amount of assets you valued using broker quotes and prices obtained from pricing services, along with the classification in the fair value hierarchy;
▪	Whether, and if so, how and why you adjusted the quotes and prices obtained from the brokers and pricing services during the periods presented;

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▪

Indicate the number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value used in your financial statements; and

▪

The extent to which third parties are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations. Whether broker quotes are binding or non-binding; and

▪

The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

R:

We would like to point out to the Staff that all material information requested above was included in footnotes to the 2008 Form 10-K in accordance with Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“FAS 157”). However, in developing the response that follows, we have taken into consideration your comments above and the request to consider disclosure of this information in Management’s Narrative Analysis of the Results of Operations and Financial Condition (“MD&A”) included in the Commission’s “Sample Letter Sent to Public Companies on MD&A Disclosure Regarding the Application of SFAS 157 (Fair Value Measurements)” dated September 2008. Accordingly, we would like to inform the Staff of the following:

▪

All material information that you have requested on page 30 regarding assets valued using broker quotes and pricing services, along with classification in the fair value classification hierarchy begins on page 107 of the Financial Instruments footnote in the 2008 Form 10-K. The footnote includes a discussion of how we determine categorization of assets and liabilities in the fair value hierarchy, along with a table reflecting the amount of fair valued asset and liability balances by level. Following the table is a discussion of the types of methodologies used to determine fair value, along with the classification of each asset and liability type in the fair value hierarchy. In our Form 10-K for the fiscal year ended December 31, 2009 (“2009 Form 10-K”) and future 10-K filings, in addition to including this information in the footnotes to the financial statements, we will indicate the classification of each asset and liability type in the fair value hierarchy under the heading “Valuation of Investments and Other-Than-Temporary Impairments” in the Critical Accounting Policies section of the MD&A. We will also include a table reflecting the amount of fair valued asset and liability balances by level in the “Investments” section of the MD&A. In our Q2 2009 Form 10-Q, and future Form 10-Q filings, we will continue to reflect this information in footnote disclosures (**See note below).

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▪

As noted in the Investments footnote on page 108 and under the heading “Valuation of Investments and Other-Than-Temporary Impairments” in Critical Accounting Policies of the MD&A on page 30, broker quotes and prices obtained from pricing services are reviewed and validated monthly through comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. To expand further, an internal valuation committee performs a monthly price variance review, as discussed more fully in the response below. As a result of the review process, $9,069.0 million of a total of $14,477.6 million in fixed maturities were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services. The disclosure on page 110 of the 2008 Form 10-K states, “At December 31, 2008, the fixed maturities valued using unadjusted broker quotes totaled $9,069.0.” However, this balance also included unadjusted prices obtained from pricing services. The remaining balance in fixed maturities consisted of privately placed bonds valued using a matrix-based pricing model, certain collateralized mortgage obligations valued using average broker quotes, and residential mortgage backed securities (“RMBS”) valued using a combination of broker quotes and commercial pricing services. In our 2009 Form 10-K and future Form 10-K filings, we will include expanded language in the footnote disclosures and MD&A to address these valuation matters. Had the discussion been included in the 2008 Form 10-K, it would have been substantially similar to the following:

As previously discussed, broker quotes and prices obtained from pricing services are reviewed and validated monthly through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. As a result of the review process, $9,069.0 million of a total of $14,477.6 million in fixed maturities were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services. The remaining balance in fixed maturities consisted of privately placed bonds valued using a matrix-based pricing model, certain collateralized mortgage obligations valued using average broker quotes, and residential mortgage backed securities (“RMBS”) valued using a combination of broker quotes and commercial pricing services.

In our Q2 2009 Form 10-Q, and future Form 10-Q filings, we will include expanded language in footnote disclosures (**See note below).

▪

Generally, we do not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor, and if that vendor is unable to provide the price, then the next vendor in the hierarchy is contacted and so on. If a price cannot be obtained from a commercial pricing service, then broker quotes are solicited. The Company is currently

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receiving approximately two broker quotes for securities where we are unable to obtain prices from a third party vendor. When more than one broker quote is obtained, the average of quotes received is used for financial statement valuation. All prices and broker quotes obtained go through the review process described above, including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, then the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, then another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents “exit price” for the instrument. We will include a substantially similar desc ription of this process in the footnote disclosures and MD&A of the 2009 Form 10-K and future Form 10-K filings. In our Q2 2009 Form 10-Q, and future Form 10-Q filings, we will include expanded language in footnote disclosures (**See note below).

▪

Based on our substantial discussions with our third party pricing vendors, we note that third parties are primarily basing their valuation judgments on a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data, as disclosed on page 30 of the 2008 Form 10-K under the heading “Valuation of Investments and Other-Than-Temporary Impairments” in the Critical Accounting Policies section of Management’s Narrative Analysis of the Results of Operations and Financial Condition (“MD&A”). In addition, broker quotes are non-binding, as discussed in the Financial Instruments footnote on page 108 of the 2008 Form 10-K. In our 2009 Form 10-K and future Form 10-K filings, we will ensure that this information is also disclosed under the heading “Valuation of Investments and Other-Than-Temporary Impairments” in the Critical Accounting Policies section of MD&A. In our Q2 2009 Form 10-Q, and future Form 10-Q filings, we will continue to reflect this information in footnote disclosures (**See note below).

▪

Validation of prices obtained is performed monthly by comparisons to internal pricing models, back testing to recent trades, or monitoring of trade volumes, as noted in the Investments footnote on page 108 and under the heading “Valuation of Investments and Other-Than-Temporary Impairments” in Critical Accounting Policies of the MD&A on page 30. In addition, an internal valuation committee performs a monthly variance review, as discussed more fully in the response above. The validation process also includes those prices for which only one broker quote is obtained. In our 2009 Form 10-K and future Form 10-K filings, we will include substantially similar expanded language in the footnote disclosures and MD&A. In our Q2 2009 Form 10-Q, and future Form 10-Q filings, we will continue to reflect this information in footnote disclosures (**See note below).

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▪

**Note: For each response noted above, we do not anticipate including any of the requested information in the Q2 or Q3 2009 Form 10-Q MD&A, as the requested information would be included in the Critical Accounting Policies section of the Form 10-Q. Critical Accounting Policies is not required to be included in a Form 10-Q filing unless material changes to the Company’s policies have occurred since the previous Form 10-K filing. As no material policy changes have taken place, we respectfully submit that we will include requested information in the MD&A in our 2009 Form 10-K filing.

Financial Condition

Investments, page 38

2.

Please revise your disclosure for the securities in your investment portfolio that are guaranteed by third parties to include the credit rating with and without the guarantee. Also disclose any significant concentration in an individual guarantor, both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor). Please revise applicable references to credit ratings throughout the filing to clarify whether they are with or without the third party guarantee.

R:

We would like to inform the Staff that we have not included in this section disclosure of third party guarantees of securities in the investment portfolios (“monoline wrappers”) and overall exposure to guarantors (“overall monoline exposure”) because the related amounts are not material to the Company.

The overall monoline exposure relates to 6 different monoliners, and totaled $65.4 million at December 31, 2008.

Of the combined direct and indirect exposure to monoline insurers of $65.4 million (with $5.3 million in direct exposure to MBIA Insurance Corporation), the following table reflects concentration of exposure by insurer:

Monoline Insurer	Fair Value	%
AMBAC Assurance Corporation	$26,859,495	41%
Financial Security Assurance Inc.	25,583,580	39%
MBIA Insurance Corporation	8,721,286	13%
Other	4,196,796	7%
	$65,361,157	100%

Overall monoline fair value amounts to 0.5% of ILIAC’s fixed maturity portfolio of $13.3 billion at December 31, 2008.

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Based on the above, we are of the opinion that neither the Company’s overall exposure to monoliners, nor its direct or indirect exposure to any individual monoline insurer at December 31, 2008 is material. Accordingly, we respectfully submit that such immaterial exposures do not warrant separate disclosure regarding monoliner credit ratings or concentrations in the 2008 Form 10-K. We will continue to assess materiality of monoline exposure quarterly in order to determine whether disclosure is warranted.

Unrealized Losses, page 49

3.

You state that gross unrealized losses that are attributable to movements in credit spreads for 2008 amounted to $1.5 billion. Please disclose why you believe, given the drop in credit quality, the unrealized losses should not be recognized.

R:

On page 50 under the heading “Other-Than-Temporary Impairments”, we have included a discussion of the Company’s process for determining whether there has been an other-than-temporary impairment on the Company’s investments. Based on this methodology, we determined that recognition as an impairment of the unrealized loss was not necessary. However, based on the Staff’s comment, we intend to include further clarification to any statements related to recognition or non-recognition of unrealized losses in both footnote disclosures and MD&A in the Q2 2009 Form 10-Q and future 10-K and 10-Q filings by referencing the “Other-Than-Temporary Impairments” discussion included in the filing. Had this approach been implemented for the 2008 Form 10-K, the disclosure would have been substantially similar to the following:

For 2008, unrealized capital losses on fixed maturities increased by $1.5 billion due to widening of credit spreads. Management determined that recognition as an impairment of the unrealized loss was not necessary, based on detailed analysis of the underlying investments as described more fully in “Other-Than-Temporary Impairments”, which follows this section.

Also effective with the Q2 2009 Form 10-Q will be additional other-than-temporary impairment disclosures relating to the adoption of Statement of Financial Accounting Standards (“FAS”) No. 115-2 and FAS No. 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”.

Liquidity and Capital Resources

Contractual Obligations, page 59

4.	Please revise your table to include expected principal and interest expense payments on your loans and your pension benefit liabilities for each payment period presented.

R:	We take note of the request to revise the table by including interest expense on loans and pension benefit liabilities and would like to inform the Staff of the following:

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No loans payable were included in the “Contractual Obligations” table in the 2008 Form 10-K, as the notes payable amount on the Consolidated Balance Sheet of $17.9 million was primarily comprised of a short-term obligation which is not required to be included per Regulation S-K Item 303(a)(5)(i). The short-term obligation, which matured on January 2, 2009, was a $13.0 million payable to a related party, ING America Insurance Holdings, Inc. (“ING AIH”), under a reciprocal loan agreement. The remaining amount payable reflected $4.9 million due to the State of Connecticut in connection with the development of the Company’s new office facility in Windsor, Connecticut. Both items are disclosed in detail in the Related Party Transactions footnote on page 131 of the 2008 Form 10-K. In addition, both items are included in the MD&A of the 2008 Form 10-K, beginning on page 53. Given that $4.9 million is an immaterial payable for ILIAC, the amount was not included in the “Contractual Obligations” table in the 2008 Form 10-K. Had the payable been included, the entire $4.9 million and annual interest of 1.0% beginning in the second ten years of the twenty year loan would have been reflected in the “More than 5 Years” column of the table. In the event that the Company has material long-term payables at December 31, 2009, they will be disclosed and also included in the “Contractual Obligations” disclosure in our 2009 Form 10-K and future Form 10-K filings.

Information about obligations and certain cash flows in relation to pension benefit liabilities are disclosed in the 2008 Form 10-K in the Notes to the Consolidated Financial Statements in Note 8 “Benefit Plans” beginning on page 123. Pension obligation amounts included in the “Contractual Obligations” table in the 2008 Form 10-K do not include interest amounts, as they reflect only the actuarially calculated amount of benefit payments due to the pension plan participants. These amounts are based on years of service and final average pay. We respectfully submit that we will continue to disclose pension benefit obligations in the 2009 Form 10-K and future Form 10-K filings consistent with the approach taken in the 2008 Form 10-K.

The “Contractual Obligations” table is not required in Form 10-Q filings unless a material change has occurred that impacts the figures reported in the previous Form 10-K filing. We will continue to assess changes to the amounts reported in our Form 10-K filings quarterly in order to determine whether disclosure of updated figures in Form 10-Q filings is warranted.

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Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

3. Financial Instruments

Level 3 Financial Instruments, page 113

5.

Please revise your disclosure for the Table of Level 3 Asset changes to clarify the specific inputs that became unobservable causing the transfers from Level 2 to Level 3. Further, please revise your table to show the transfers in and out of Level 3 on a gross basis.

R:

We take note of the request to revise the table by reflecting transfers in and out on a gross basis and to also clarify specific inputs that resulted in the transfers from Level 2 to Level 3 and would like to inform the Staff of the following:

In our discussion following the Level 3 table on page 113, we disclose that the classification for subprime and Alt-A mortgages was changed due to market inactivity, with the change presented as transfers into Level 3. Although the line item in the table states “Transfer in (out) of Level 3”, all amounts presented in the table (with liabilities presented as negative amounts) are transfers into Level 3, as noted in the discussion. However, based on the Staff’s comment, in the footnote disclosures to our Q2 2009 Form 10-Q and future Form 10-K and Form 10-Q filings we will ensure gross transfers in and out of Level 3 are clear, through more specific labeling of line items within the Level 3 table, notes to the Level 3 table, and discussions following the table. If we had implemented this methodology for the 2008 Form 10-K, the transfer line item in the table would have read “Transfer into Level 3(4)”, with a disclosure footnote to the table substantially similar to the following:

(4)Transfers into Level 3 represent gross transfers in of $726.5 in Fixed Maturities and gross transfers in of $(65.8) of derivative liabilities.

Regarding clarification of specific inputs that resulted in the transfers from Level 2 to Level 3, we note on page 113 that the change for Fixed Maturities was due to market inactivity and direct the reader to more detail in the previous disclosure regarding Residential Mortgage Backed Securities (“RMBS”). This disclosure is located on page 109, and reads as follows:

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“Trading activity for the Company’s Residential Mortgage-backed Securities (“RMBS”), particularly subprime and Alt-A mortgage-backed securities, has been declining during 2008 as a result of the dislocation of the credit markets. During 2008, the Company continued to obtain pricing information from commercial pricing services and brokers. However, the pricing for subprime and Alt-A mortgage-backed securities did not represent regularly occurring market transactions since the trading activity declined significantly in the second half of 2008. As a result, the Company concluded in the second half of 2008 that the market for subprime and Alt-A mortgage-backed securities was inactive. The Company did not change its valuation procedures, which are consistent with those used for Level 2 marketable bonds without an active market, as a result of determining that the classification within the valuation hierarchy should be transferred to Level 3 due to market inactivity.”

No specific discussion of the transfer of derivative liabilities from Level 2 to Level 3 was included in the 2008 Form 10-K, but if our proposed methodology was implemented the discussion would have been substantially similar to the following:

For the year ended December 31, 2008, $65.8 in derivative liabilities were transferred into Level 3. The Company determined that a primary input related to volatility used to determine valuation of credit default swaps was not observable to market participants. Therefore, these derivatives were transferred from Level 2 to Level 3.

In the footnote disclosures to our Q2 2009 Form 10-Q and future Form 10-K and Form 10-Q filings, we will ensure that we include discussion of the inputs that become unobservable in the discussions following the table, in order to clearly show the reasons behind transfers in/out of Level 3.

**************************

In connection with the Company’s responses to the Staff’s questions, the Company hereby acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosures in the filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to contact me with any questions or comments concerning this response.

Very truly yours,

/s/	David A. Wheat
David A. Wheat
Executive Vice President and Chief Financial Officer

cc:	Securities and Exchange Commission:	James Peklenk
Lisa Vanjoske

	ING Life Insurance and Annuity Company:	Bridget Healy, Executive Vice President and
Chief Legal Officer